UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seritage Growth Properties

File No. 1-37420 - CF#34933

_____

      Seritage Growth Properties submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2017.

      Based on representations by Seritage Growth Properties that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

               Exhibit 10.4   through July 7, 2025

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Brent J. Fields
                              Secretary